EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(Dollars in thousands)

			Restated
	2006		2005
	(Unaudited)
Earnings:
Net Income	$267,720		$246,510
Add:
Provision for income taxes	127,577		117,200
Fixed charges	649,687		564,070
Less:
Capitalized interest	(25,389)		(27,741)

Earnings as adjusted (A)	$1,019,595		$900,039

Fixed and preferred stock dividends:
Preferred dividend requirements	$2,562		$1,936
Ratio of income before provision for income taxes to net income	148%		148%

Preferred dividend factor on pretax basis	3,792		2,865

Fixed Charges:
Interest expense	622,765		536,329
Capitalized interest	25,389		27,741
Interest factors of rents	1,533		—

Fixed charges as adjusted (B)	649,687		564,070

Fixed charges and preferred stock dividends (C)	$653,479		$566,935

Ratio of earnings to fixed charges (A) divided by (B)	1.57	x	1.60	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.56	x	1.59	x